UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 12, 2005 (May 10, 2005)

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation. 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

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Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 1.01 Entry into a Material Definitive Agreement

Compensation Plans

At the Annual Meeting of Shareholders of Puget Energy, Inc. ("Puget Energy") held on May 10, 2005, the shareholders of Puget Energy approved the Puget Energy, Inc. Amended and Restated Nonemployee Director Plan (the "NED Plan") and the Puget Energy, Inc. 2005 Long-Term Incentive Plan (the "2005 LTIP"), which amended in its entirety and restated the Puget Energy, Inc. 1995 Long-Term Incentive Compensation Plan as previously approved by shareholders (the "1995 LTIP").

The Board of Directors originally adopted the NED Plan on October 7, 1997, at a time when shareholder approval of the plan was not required. As amended and restated, the NED Plan includes the following material revisions from the plan as originally adopted by the Board:

- an increase of 250,000 shares in the number of shares authorized for issuance, from 100,000 to 350,000; and
- an extension of the term of the plan from December 31, 2007 to December 31, 2015.

The 2005 LTIP includes the following material revisions from the 1995 LTIP:

- an increase of 3,000,000 shares in the number of shares authorized for issuance, from 1,200,000 to 4,200,000;
- the addition of share replenishment features;
- the expansion of the persons eligible to participate in the plan to include all employees, other service providers and nonemployee directors;
- the expansion of the types of awards available for grant to also include cash-based awards that can qualify as performance-based for purposes of Section 162(m) of the Internal Revenue Code of 1986 ("Section 162(m)");
- the expansion of the list of performance criteria for purposes of performance-based awards under Section 162(m);
- an increase in the number of shares subject to awards intended to qualify as performance-based under Section 162(m) that may be granted to any individual during any calendar year, from 40,000 shares to (a) 600,000 shares, with respect to stock options and stock appreciation rights and (b) 400,000 shares, with respect to awards other than stock options, stock appreciation rights or performance units;
- an increase in the maximum dollar value payable with respect to performance units intended to qualify as performance-based under Section 162(m) to any individual during any calendar year, from $400,000 to $3,000,000; and
- the addition of a ten-year term to the plan, which previously had no expiration date.

CEO Compensation

On May 10, 2005, the Compensation and Leadership Development Committee (the "Committee") of Puget Energy and Puget Sound Energy, Inc. (the "Companies") recommended, and the Board of Directors approved, an amendment (the "Amendment") to the employment agreement (the "Agreement") dated as of January 1, 2002 between the Companies and Stephen P. Reynolds, the Companies' President and Chief Executive Officer. In consideration for Mr. Reynolds' agreeing to continue in the position of Chief Executive Officer at least through the date of the 2008 Annual Shareholders Meeting, the Amendment provides for the grant of a new performance-based restricted stock award for 40,000 shares (the "2005 Award") and amends the Agreement by (i) extending the post-termination exercise period of Mr. Reynolds' outstanding stock options until January 7, 2012 and (ii) accelerating the last vesting installment of Mr. Reynolds' 2004 restricted stock and restricted stock unit awards and his performance-based retirement stock equivalent account to May 2008 from January 8, 2009.

The Committee granted the 2005 Award on May 10, 2005, and the Companies and Mr. Reynolds entered into the Amendment on May 12, 2005. The 2005 Award will vest in whole or in part based on the Committee's determination that certain pre-established performance goals relating to customer satisfaction and service quality have been achieved, and the further condition that Mr. Reynolds has continued employment as Chief Executive Officer until at least the date of the 2008 Annual Shareholder Meeting. The award is intended to be qualified as tax-deductible compensation.

Copies of the Amendment and the 2005 Award are attached hereto as Exhibits 10.3 and 10.4, respectively, and the terms of the Amendment and the 2005 Award are incorporated herein by reference.

Directors Compensation

At a meeting held on May 10, 2005, the Board of Directors of the Companies approved amendments to the Companies' non-employee director compensation. Effective May 10, 2005, the Companies' Lead Independent Director of the Board will receive a quarterly retainer of $5,000 and the chairs of the Companies' new Finance and Budget and Systems Integrity Committees, discussed under Item 5.02, below, will receive quarterly retainers of $1,500. In addition, the quarterly retainer received by the chair of the Company's Compensation and Leadership Development Committee is increased from $1,500 to $2,000. The remaining components of the Company's non-employee directors compensation remain unchanged and are set forth in Exhibit 10.5 attached hereto.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

In accordance with the director retirement policy set forth in the Corporate Governance Guidelines of Puget Energy and Puget Sound Energy, Inc. ("PSE"), Douglas P. Beighle tendered his resignation from the Boards of Directors of the Companies on May 10, 2005, with such resignation effective upon the conclusion of the Annual Shareholder's Meeting. Mr. Beighle, age 72, has been a director of Puget Energy since its incorporation in 1999 and of PSE since 1981. He has been Chair of the Boards of Directors of the Companies since March 2002 and served as Lead Director from April 2001 to March 2002. The Boards of Directors of the Companies have appointed Mr. Reynolds to succeed Mr. Beighle as Chair and Ms. Phyllis J. Campbell to serve as Lead Director.

Also at the Annual Shareholder's Meeting held on May 10, 2005, the shareholders elected William S. Ayer, Robert L. Dryden and Sally G. Narodick as Class II directors, each to serve for a term of three years expiring on the date of the 2008 Annual Shareholder's Meeting, and elected Charles W. Bingham as a Class III director, to serve a term expiring on the date of the 2006 Annual Shareholder's Meeting.

At a meeting held on May 10, 2005, the Board of Directors approved the establishment of two new committees of the Board: a Finance and Budget Committee, which will assist the Board in oversight of annual budgets, capital structure and other financial matters, and a Systems Integrity Committee, which will provide oversight relating to the safe operation of the Company's systems and facilities. The charters of these committees, and their membership, are posted on PSE's website at www.pse.com.

Item 8.01 Other Events

The following description of Puget Energy's common stock is included herewith in connection with the registration of securities issuable pursuant to awards granted under the Plans referenced above in Item 1.01 and any future Puget Energy plans.

<u>Description of Puget Energy Common Stock</u>

Puget Energy is authorized to issue 250,000,000 shares of common stock, $.01 par value per share. The holders of Puget Energy's common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Puget Energy's restated articles of incorporation do not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by Puget Energy's Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. In the event of liquidation, dissolution or winding up of Puget Energy, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Item 9.01 Financial Statement and Exhibits

(c)   **Exhibits**

10.1	Puget Energy, Inc. 2005 Long-Term Incentive Plan (incorporated by reference to Appendix A of the definitive proxy statement filed by Puget Energy on March 7, 2005)
10.2	Puget Energy, Inc. Amended and Restated Nonemployee Director Plan (incorporated by reference to Appendix B of the definitive proxy statement filed by Puget Energy on March 7, 2005)
10.3	First Amendment dated May 10, 2005 to employment agreement with S. P. Reynolds, Chief Executive Officer and President, dated as of January 1, 2002.
10.4	Performance-Based Restricted Stock Award Agreement with S. P. Reynolds, Chief Executive Officer and President, dated May 12, 2005.
10.5	Summary of Director Compensation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

/s/ Jennifer L. O'Connor
Jennifer L. O'Connor
Vice President and
General Counsel

Date: May 12, 2005